FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 27, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 27, 2013	By:
			Name:	/s/ Mr. Jagat Reshamwala
			Title:	Assistant General Manager

[Translation]

SEMI-ANNUAL REPORT

(Report under Article 24-5, paragraph 1 of the Financial Instruments and Exchange Law)

For Six-month Period
From:	April 1, 2013
To:	September 30, 2013

as filed on December 27, 2013 through EDINET System

ICICI Bank Limited
(E05975)

(This translation of the Semi-Annual Report has been prepared solely for reference purposes and shall not have any binding force.)

This document is prepared by outputting and printing out data of the Semi-Annual Report filed on December 27, 2013 through EDINET (Electronic Disclosure for Investors’ Network) defined in Article 27-30-2 of the Financial Instruments and Exchange Law, together with the table of contents and the page count.

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report
Filed with:	Director of Kanto Local Finance Bureau
Date of Filing:	December 27, 2013
For Six-month Period:	From April 1, 2013 through September 30, 2013
Corporate Name:	ICICI Bank Limited
Name and Title of Representative:	Sandeep Batra, Group Compliance Officer and Company Secretary
Location of Registered Office:	Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India
Personal Name or Corporate Name of Attorney-in-Fact:	Hironori Shibata, Attorney-at-Law
Address or Location of Attorney-in-Fact:	Anderson Mori & Tomotsune
Akasaka K-Tower
2-7, Motoakasaka 1-chome
Minato-ku, Tokyo
Telephone Number:	03-6888-1182
Name of Person to Contact with:	Nobuhiro Ito, Attorney-at-Law
Place to Contact with:	Anderson Mori & Tomotsune
Akasaka K-Tower
2-7, Motoakasaka 1-chome
Minato-ku, Tokyo
Telephone Number:	03-6888-4762
Place(s) for Public Inspection:	Not applicable.

Notes:

1.
In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis.

2.
In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain US dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 2, 2013 as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo (US$ 1 = ¥ 102.44), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.80 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo as at December 2, 2013.

3.
The fiscal year of the Bank commences on April 1 and ends at March 31 of each year.  References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2014" refers to the year beginning on April 1, 2013 and ending at March 31, 2014.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I:	CORPORATE INFORMATION		1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1

II.	OUTLINE OF COMPANY		2

	1.	Trends in Major Business Indices, etc.	2

	2.	Nature of Business	7

	3.	State of Affiliated Companies	7

	4.	State of Employees	7

III.	STATEMENT OF BUSINESS		8

	1.	Outline of Results of Operations, etc.	8

	2.	State of Production, Orders Accepted and Sales	8

	3.	Problems to be Coped with	8

	4.	Risks in Business, etc.	8

	5.	Material Contracts Relating to Management, etc.	8

	6.	Research and Development Activities	8

	7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows	8

IV.	STATEMENT OF FACILITIES		23

	1.	State of Major Facilities	23

	2.	Plan for Installation, Retirement, etc. of Facilities	24

V.	STATEMENT OF FILING COMPANY		25

	1.	State of Shares, etc.	25

	(1)	Total Number of Shares, etc.	25

		(i) Total Number of Shares	25

		(ii) Issued Shares	25

	(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	26

		(3) Total Number of Issued Shares and Capital Stock	26

		(4) Major Shareholders	27

	2.	Trends in Stock Prices	29

	3.	Statement of Directors and Officers	31

VI.	FINANCIAL CONDITION		32

	1.	Interim Financial Statements	32

	2.	Other Information	35

		(1) Legal and Regulatory Proceedings	35

		(2) Subsequent Events	39

	3.	Major Differences between United States and Japanese Accounting Principles and Practices	39

	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	43

VII.	TRENDS IN FOREIGN EXCHANGE RATES		48

VIII.	REFERENCE INFORMATION OF FILING COMPANY		48

PART II.		INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.	49

I.	INFORMATION ON GUARANTY COMPANY		49

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY		49

III.	INFORMATION ON BUSINESS INDICES, ETC.		49

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 30, 2013 for fiscal 2013, except for the following:

The Companies Act, 2013 received the assent of the President on August 29, 2013 and was notified in the Gazette of India on August 30, 2013. The provisions of the Companies Act, 2013 are being notified in tranches and the existing Companies Act, 1956 would stand repealed in entirety only after all the provisions of the Companies Act, 2013 have been notified along with the final rules for implementation of its provisions. The Ministry of Corporate Affairs, India has issued draft rules and sought comments on these draft rules. The final rules are yet to be issued.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India ("Indian GAAP").

Unconsolidated financial results
(Rs. in crore/JPY in ten-million)
		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2011	March 31, 2013	March 31, 2013	March 31, 2012

		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 21,233.95	JPY 38,221.11	Rs. 19,571.98	Rs. 15,776.14	Rs. 40,075.60	JPY 72,136.08	Rs. 33,542.65
	a) Interest/discount on advances/bills	14,932.51	26,878.52	13,304.62	10,315.87	27,341.11	49,214.00	22,129.89
	b) Income on investments	5,723.71	10,302.68	5,446.45	4,596.01	11,009.27	19,816.69	9,684.02
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	104.74	188.53	272.44	229.10	542.98	977.36	491.14
	d) Others	472.99	851.38	548.47	635.16	1,182.24	2,128.03	1,237.60
2.	Other income	4,650.77	8,371.39	3,922.89	3,382.44	8,345.70	15,022.26	7,502.76
3.	TOTAL INCOME (1)+(2)	25,884.72	46,592.50	23,494.87	19,158.58	48,421.30	87,158.34	41,045.41
4.	Interest expended	13,369.97	24,065.95	13,007.81	10,858.78	26,209.19	47,176.54	22,808.50
5.	Operating expenses (e)+(f)	4,812.71	8,662.88	4,344.43	3,712.02	9,012.88	16,223.18	7,850.44
	e) Employee cost	1,960.98	3,529.76	1,952.91	1,575.55	3,893.29	7,007.92	3,515.28
	f) Other operating expenses	2,851.73	5,133.11	2,391.52	2,136.47	5,119.59	9,215.26	4,335.16
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	18,182.68	32,728.82	17,352.24	14,570.80	35,222.07	63,399.73	30,658.94
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	7,702.04	13,863.67	6,142.63	4,587.78	13,199.23	23,758.61	10,386.47
8.	Provisions (other than tax) and contingencies	1,217.98	2,192.36	973.79	772.65	1,802.54	3,244.57	1,583.04
9.	Exceptional items	..	..	..	..	..	..	..
10.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)-(8)-(9)	6,484.06	11,671.31	5,168.84	3,815.13	11,396.69	20,514.04	8,803.43
11.	Tax expense (g)+(h)	1,857.80	3,344.04	1,397.68	979.74	3,071.22	5,528.20	2,338.17
	g) Current period tax	1,834.87	3,302.77	1,415.90	1,071.51	3,005.20	5,409.36	2,193.52
	h) Deferred tax adjustment	22.93	41.27	(18.22)	(91.77)	66.02	118.84	144.65
12.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)-(11)	4,626.26	8,327.27	3,771.16	2,835.39	8,325.47	14,985.85	6,465.26
13.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..
14.	NET PROFIT / (LOSS) FOR THE PERIOD (12)-(13)	4,626.26	8,327.27	3,771.16	2,835.39	8,325.47	14,985.85	6,465.26
15.	Paid-up equity share capital (face value Rs. 10/- each)	1,154.45	2,078.01	1,153.08	1,152.47	1,153.64	2,076.55	1,152.77
16.	Reserves excluding revaluation reserves	71,943.42	129,498.16	63,305.63	57,448.45	65,547.84	117,986.11	59,250.09

17.	Analytical ratios
	i) Percentage of shares held by Government of India	0.03	..	0.01	..	0.01	..	..
	ii) Capital adequacy ratio
	a) Basel II	17.63%	..	18.28%	18.99%	18.74%	..	18.52%
	b) Basel III	16.50%	..	NA	NA	NA	..	NA
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	40.09	72.16	32.71	24.61	72.20	129.96	56.11
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	39.94	71.89	32.62	24.51	71.93	129.47	55.95
18.	NPA Ratio 1
	i) Gross non-performing advances (net of write-off)	10,028.45	18,051.21	10,036.37	10,021.25	9,607.75	17,293.95	9,475.33
	ii) Net non-performing advances	2,697.63	4,855.73	2,134.07	2,183.77	2,230.56	4,015.01	1,860.84
	iii) % of gross non-performing advances (net of write-off) to gross advances	3.08%	..	3.54%	4.14%	3.22%	..	3.62%
	iv) % of net non-performing advances to net advances	0.85%	..	0.78%	0.93%	0.77%	..	0.73%
19.	Return on assets (annualized)	1.73%	..	1.58%	1.36%	1.70%	..	1.50%
20.	Public shareholding
	i) No. of shares	1,154,394,745	..	1,153,027,642	1,152,412,079	1,153,581,715	..	1,152,714,442
	ii) Percentage of shareholding	100	..	100	100	100	..	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..	..	..
b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..

1.
At September 30, 2013, the percentage of gross non-performing customer assets to gross customer assets was 2.67% and net non-performing customer assets to net customer assets was 0.73%. Customer assets include advances and credit substitutes.

Unconsolidated segmental results of ICICI Bank Limited
(Rs. in crore/JPY in ten-million)
Sr. No.		Six months ended				Year ended
	Particulars	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2011	March 31, 2013	March 31, 2013	March 31, 2012
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 13,095.02	JPY 23,571.04	Rs. 11,043.60	Rs. 9,535.25	Rs. 22,585.63	JPY 40,654.13	Rs. 19,711.27
b	Wholesale Banking	15,812.77	28,462.99	15,237.49	11,988.72	31,368.76	56,463.77	26,171.31
c	Treasury	18,576.89	33,438.40	17,426.43	14,244.38	35,586.28	64,055.30	30,141.42
d	Other Banking	290.53	522.95	153.84	135.52	623.84	1,122.91	282.18
	Total segment revenue	47,775.21	85,995.38	43,861.36	35,903.87	90,164.51	162,296.12	76,306.18
	Less: Inter segment revenue	21,890.49	39,402.88	20,366.49	16,745.29	41,743.21	75,137.78	35,260.77
	Income from operations	25,884.72	46,592.50	23,494.87	19,158.58	48,421.30	87,158.34	41,045.41
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	946.34	1,703.41	442.37	21.46	954.55	1,718.19	549.99
b	Wholesale Banking	3,237.77	5,827.99	3,075.62	2,800.81	6,618.86	11,913.95	6,207.73
c	Treasury	2,139.57	3,851.23	1,627.33	982.17	3,653.92	6,577.06	2,080.68
d	Other Banking	160.38	288.68	23.52	10.69	169.36	304.85	(34.97)
	Total segment results	6,484.06	11,671.31	5,168.84	3,815.13	11,396.69	20,514.04	8,803.43
	Unallocated expenses	..	..	..	..	..	..	..
	Profit before tax	6,484.06	11,671.31	5,168.84	3,815.13	11,396.69	20,514.04	8,803.43
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(137,299.41)	(247,138.94)	(120,961.40)	(98,663.37)	(131,343.72)	(236,418.70)	(106,850.82)
b	Wholesale Banking	130,360.65	234,649.17	115,358.26	88,891.70	119,763.46	215,574.23	106,384.77
c	Treasury	71,115.31	128,007.56	63,115.73	61,675.92	69,818.44	125,673.19	53,552.58
d	Other Banking	2,749.47	4,949.05	1,146.39	1,224.37	2,378.63	4,281.53	1,717.58
e	Unallocated	6,177.38	11,119.28	5,803.16	5,473.62	6,089.15	10,960.47	5,601.14
	Total	Rs. 73,103.40	JPY 131,586.12	Rs. 64,462.14	Rs. 58,602.24	Rs. 66,705.96	JPY 120,070.73	Rs. 60,405.25

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on “Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury” includes the entire investment and derivative portfolio of the Bank.
5.	“Other Banking” includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 25, 2013.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.
3.
In accordance with RBI guidelines, banks are required to disclose capital adequacy ratio computed under Basel III capital regulations from the quarter ended June 30, 2013. Accordingly, corresponding details for previous periods are not applicable.

4.
Pillar 3 (Market Discipline) disclosures (unaudited) as per RBI guidelines on Composition of Capital Disclosure Requirements at September 30, 2013 for the Group are available at http://www.icicibank.com/aboutus/invest-disclosure.html.

5.
The Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross positive MTM amounting to Rs. 21,619.29 crore, Rs. 16,384.26 crore and Rs. 11,323.96 crore has been included in Other assets and gross negative MTM amounting to Rs. 19,162.35 crore, Rs. 14,349.80 crore and Rs. 10,826.32 crore has been included in Other liabilities at September 30, 2013, June 30, 2013 and March 31, 2013 respectively. Consequent to the change, Other assets and Other liabilities have increased by Rs. 14,139.33 crore at September 30, 2012.

6.
Reserve Bank of India (RBI) has issued guidelines on August 23, 2013 giving the banks an option to distribute the net depreciation on the ‘Available for Sale’ (AFS) and ‘Held for Trading’ (HFT) portfolios during FY2014 in equal installments. For the three months ended September 30, 2013, the net depreciation on these portfolios of the Bank amounted to Rs. 278.84 crore. The Bank has not opted to exercise this option and the entire depreciation for the three months ended September 30, 2013 has been charged to the profit and loss account. Further, RBI has as a one-time measure permitted the banks to transfer Statutory Liquidity Ratio (SLR) securities from AFS/HFT category to 'Held to Maturity' (HTM) category. Accordingly, during the three months ended September 30, 2013, the Bank has transferred SLR securities of Rs. 2,328.54 crore from AFS/HFT category to HTM category. The Bank has booked a loss of Rs. 10.24 crore on the transfer of such securities.

7.	During the three months ended September 30, 2013, the Bank has allotted 340,008 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
8.	Status of equity investors' complaints/grievances for the three months ended September 30, 2013:

Opening balance	Additions	Disposals	Closing balance
0	37	37	0

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co. LLP, Chartered Accountants.
11.	Rs. 1 crore = Rs. 10 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 30, 2013 for fiscal 2013.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 30, 2013 for fiscal 2013 except TCW/ICICI Investment Partners Limited, which was liquidated during the six months ended September 30, 2013 and hence ceased to be a jointly controlled entity.

4.	State of Employees

At September 30, 2013, the Bank had 69,602 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

2.	State of Production, Orders Accepted and Sales

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

3.	Problems to be Coped with

There has been no material change since the last ASR filed on September 30, 2013 for fiscal 2013.

4.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 30, 2013 for fiscal 2013.

5.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 30, 2013 for fiscal 2013.

6.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on the audited unconsolidated financial results of the Bank for the six months ended on September 30, 2013.

Our profit after tax increased by 22.7% from Rs. 37.71 billion in the six months ended September 30, 2012 to Rs. 46.26 billion in the six months ended September 30, 2013. The increase in profit after tax was mainly due to a 19.8% increase in net interest income and an 18.6% increase in non-interest income, offset, in part, by a 10.8% increase in non-interest expenses and 25.1% increase in provisions and contingencies (excluding provisions for tax).

Net interest income increased by 19.8% from Rs. 65.64 billion in the six months ended September 30, 2012 to Rs. 78.64 billion in the six months ended September 30, 2013, reflecting an increase of 29 basis points in net interest margin and an increase of 9.3% in average interest-earning assets.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income including lease income. The increase in non-interest income by 18.6% from Rs. 39.23 billion in the six months ended September 30, 2012 to Rs. 46.51 billion in the six months ended September 30, 2013 was primarily on account of an increase in income from treasury-related activities, fee income and dividend income from subsidiaries.

Provisions and contingencies (excluding provisions for tax) increased by 25.1% from Rs. 9.74 billion in the six months ended September 30, 2012 to Rs. 12.18 billion in the six months ended September 30, 2013. The increase in provisions and contingencies (excluding provisions for tax) was primarily due to higher provisions made on non-performing and restructured loans in the small and medium enterprises (SME) and corporate loan portfolio.

Non-interest expenses increased by 10.8% from Rs. 43.44 billion in the six months ended September 30, 2012 to Rs. 48.13 billion in the six months ended September 30, 2013.

Total assets increased by 10.2% from Rs. 5,111.94 billion at September 30, 2012 to Rs. 5,635.08 billion at September 30, 2013. Total deposits increased by 9.8% from Rs. 2,814.38 billion at September 30, 2012 to Rs. 3,090.46 billion at September 30, 2013. Savings account deposits increased by 16.0% from Rs. 806.18 billion at September 30, 2012 to Rs. 935.35 billion at September 30, 2013. The current and savings account ratio was at 43.3% at September 30, 2013 compared to 40.7% at September 30, 2012. Term deposits increased by 4.9% from Rs. 1,670.20 billion at September 30, 2012 to Rs. 1,751.38 billion at September 30, 2013. Total advances increased by 15.5% from Rs. 2,750.76 billion at September 30, 2012 to Rs. 3,177.86 billion at September 30, 2013 primarily due to an increase in the domestic retail loans and the impact of depreciation in the value of the rupee on the loan portfolio of overseas branches, which remained flat in U.S. dollar terms. Net non-performing assets increased by 26.6% from Rs. 21.38 billion at September 30, 2012 to Rs. 27.07 billion at September 30, 2013 and the net non-performing assets to net customer assets increased from 0.66% at September 30, 2012 to 0.73% at September 30, 2013.

We continued to expand our branch network in India. Our branch network in India increased from 2,772 branches and extension counters at September 30, 2012 to 3,507 branches and extension counters at September 30, 2013. We also increased our ATM network from 10,006 ATMs at September 30, 2012 to 11,098 ATMs at September 30, 2013.

The total capital adequacy ratio of ICICI Bank on a standalone basis at September 30, 2013, in accordance with the Reserve Bank of India guidelines on Basel III, was 16.50% with a Tier-1 capital adequacy ratio of 11.33%, without including profit for the six months ended September 30, 2013. The total capital adequacy ratio based on Basel II was 17.63% with a Tier-1 capital adequacy ratio of 11.98% at September 30, 2013 compared to a total capital adequacy ratio of 18.28% and Tier-1 capital adequacy ratio of 12.83% at September 30, 2012.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2012	2013	2013	2013/2012% change
	(in million, except percentages)
Interest income	Rs. 195,719.8	Rs. 212,339.5	JPY 382,211.1	8.5%
Interest expense	(130,078.1)	(133,699.7)	(240,659.5)	2.8
Net interest income	Rs. 65,641.7	Rs. 78,639.8	JPY 141,551.6	19.8%

Net interest income increased by 19.8% from Rs. 65.64 billion in the six months ended September 30, 2012 to Rs. 78.64 billion in the six months ended September 30, 2013 reflecting an increase in net interest margin by 29 basis points and an increase of 9.3% in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin increased by 29 basis points from 3.00% in the six months ended September 30, 2012 to 3.29% in the six months ended September 30, 2013. The yield on average interest-earning assets decreased by 7 basis points from 8.96% in the six months ended September 30, 2012 to 8.89% in the six months ended September 30, 2013 reflecting primarily a decrease in yield on average interest-earning investments and other interest-earning assets, offset, in part, by an increase in yield on average advances. The cost of funds decreased by 28 basis points from 6.50% in the six months ended September 30, 2012 to 6.22% in six months ended September 30, 2013. This resulted in an increase in the spread by 21 basis points in the six months ended September 30, 2013 as compared to the six months ended September 30, 2012.

Net interest margin of overseas branches improved from 1.40% in the six months ended September 30, 2012 to 1.71% in the six months ended September 30, 2013 primarily on account of an increase in yield on advances and a decrease in cost of borrowings.

The yield on average interest-earning assets decreased by 7 basis points from 8.96% in the six months ended September 30, 2012 to 8.89% in the six months ended September 30, 2013 primarily due to the following factors:

•
Yield on average interest-earning investments decreased from 7.83% in the six months ended September 30, 2012 to 7.48% in the six months ended September 30, 2013. Yield on average interest-earning investments decreased primarily on account of a decrease in yield on investments other than investment in government and other approved securities in India. The yield on average interest-earning investments other than investment in government and other approved securities in India decreased from 7.96% in the six months ended September 30, 2012 to 7.01% in the six months ended September 30, 2013 primarily due to the maturity of high-yielding bonds and debentures and certificate of deposits in our portfolio. Further, yield on pass-through certificates decreased primarily due to the deduction of tax on distributed income by securitization trusts from May 31, 2013 in accordance with the Finance Act, 2013. The yield on investments in government and other approved securities in India increased marginally from 7.77% in the six months ended September 30, 2012 to 7.78% in the six months ended September 30, 2013.

•
Interest income on non-trading interest rate swaps and foreign currency swaps of ICICI Bank, which were undertaken to manage the market risk arising from the assets and liabilities, decreased in the six months ended September 30, 2013 as compared to the six months ended September 30, 2012. The interest income from non-trading interest rate swaps and foreign currency swaps decreased from Rs. 5.17 billion in the six months ended September 30, 2012 to Rs. 4.02 billion in the six months ended September 30, 2013 on account of the maturity of swaps.

However, the above decrease was offset, in part, on account of

•
Yield on average advances increased from 9.90% in the six months ended September 30, 2012 to 9.98% in the six months ended September 30, 2013 due to an increase in proportion of average domestic advances to the total average advances. This was due to a higher increase in average domestic advances as compared to overseas advances. As domestic advances earn higher yield compared to overseas advances, yield on average advances increased in the six months ended September 30, 2013. In April 2012, we reduced our Base Rate from 10.00% to 9.75%. However, subsequently we increased our Base Rate to 10.00% with effect from August 23, 2013, in response to the rise in interest rates in the system.

•
Net interest margin of overseas branches improved from 1.40% for the six months ended September 30, 2012 to 1.71% for the six months ended September 30, 2013 primarily on account of an increase in yield on advances and decrease in cost of borrowings.

•
Income on securitized pool of assets (including credit losses on existing pools) was Rs. 0.18 billion in the six months ended September 30, 2013 compared to a loss of Rs. 0.38 billion in the six months ended September 30, 2012.

•
The Reserve Bank of India reduced the cash reserve ratio by 50 basis points in phases from September 2012 to September 2013. The cash reserve ratio was 4.50% at September 22, 2012, 4.25% at November 3, 2012 and 4.00% at February 9, 2013. As cash reserve ratio balances do not earn any interest income, there duction had a positive impact on yield on interest-earning assets in the six months ended September 30, 2013.

•
Interest on income tax refund was higher at Rs. 1.25 billion in the six months ended September 30, 2013 (six months ended September 30, 2012: Rs. 0.10 billion). The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds decreased by 28 basis points from 6.50% in the six months ended September 30, 2012 to 6.22% in the six months ended September 30, 2013 due to the following factors:

•
The cost of average deposits decreased by 30 basis points from 6.42% in the six months ended September 30, 2012 to 6.12% in the six months ended September 30, 2013, primarily due to a decrease in the cost of average term deposits. The cost of average term deposits decreased by 38 basis points from 8.55% in the six months ended September 30, 2012 to 8.17% in the six months ended September 30, 2013, reflecting the impact of a decrease in deposit rates from September 2012. However, due to tight banking system liquidity, we increased term deposit rates on select maturities from August 2013. The full impact of this increase will be reflected in the cost of deposits in the second half of fiscal 2014. The cost of deposits also benefited from the increase in proportion of current and savings account deposits in the six months ended September 30, 2013 as compared to the six months ended September 30, 2012.

•
The cost of borrowings decreased by 26 basis points from 6.65% in the six months ended September 30, 2012 to 6.39% in the six months ended September 30, 2013. The cost of borrowings decreased primarily due to a decrease in cost of call and term borrowings, overseas borrowings and refinance borrowings.

Interest-Earning Assets

The average volume of interest-earning assets increased by 9.3% from Rs. 4,357.64 billion in the six months ended September 30, 2012 to Rs. 4,762.27 billion in the six months ended September 30, 2013. The increase in average interest-earning assets was primarily on account of an increase in average advances by Rs. 304.59 billion and an increase in average interest-earning investments by Rs. 140.45 billion.

Average advances increased by 11.4% from Rs. 2,679.95 billion in the six months ended September 30, 2012 to Rs. 2,984.53 billion in the six months ended September 30, 2013 primarily on account of an increase in domestic advances. In USD terms, advances of overseas branches increased by 0.7% from US$ 13.4 billion at September 30, 2012 to US$ 13.5 billion at September 30, 2013. In rupee terms, advances of overseas branches increased by 18.9% from Rs. 709.99 billion at September 30, 2012 to Rs. 844.07 billion at September 30, 2013.

Average interest-earning investments increased by 10.1% from Rs. 1,386.53 billion in the six months ended September 30, 2012 to Rs. 1,526.98 billion in the six months ended September 30, 2013, primarily due to an increase in average investment in government and other approved securities in India by 16.1% from Rs. 821.01 billion in the six months ended September 30, 2012 to Rs. 953.31 billion in the six months ended September 30, 2013. Average interest-earning investments other than investments in government and other approved securities in India increased by 1.4% from Rs. 565.52 billion in the six months ended September 30, 2012 to Rs. 573.67 billion in the six months ended September 30, 2013. Average interest-earning investments other than investments in government and other approved securities in India primarily include investments in corporate bonds and debentures, the Rural Infrastructure Development Fund and other related investments, commercial paper, certificates of deposits and investments in liquid mutual funds to deploy excess liquidity.

There was a decrease in other interest-earning assets by 13.9% from Rs. 291.16 billion in the six months ended September 30, 2012 to Rs. 250.75 billion in the six months ended September 30, 2013 primarily due to a decrease in balances/deposits with other banks and term money lent.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 7.5% from Rs. 3,991.49 billion in the six months ended September 30, 2012 to Rs. 4,290.54 billion in the six months ended September 30, 2013 on account of an increase of Rs. 238.68 billion in average deposits and an increase of Rs. 60.37 billion in average borrowings. The increase in average deposits was due to an increase in average term deposits by Rs. 109.13 billion and average current and savings account deposits by Rs. 129.55 billion in the six months ended September 30, 2013 compared to the six months ended September 30, 2012. The average current and savings account ratio was at 39.6% during the six months ended September 30, 2013 compared to 38.3% during the six months ended September 30, 2012.

The average borrowings increased by 4.2% from Rs. 1,431.39 billion in the six months ended September 30, 2012 to Rs. 1,491.76 billion in the six months ended September 30, 2013. The average borrowings increased primarily due to an increase in call and term borrowings, refinance borrowings and capital instrument borrowings, offset, in part by a decrease in participation certificates. In U.S. dollar terms, gross borrowings of overseas branches decreased by 12.3% from US$ 13.8 billion at September 30, 2012 to US$ 12.1 billion at September 30, 2013. However, due to rupee depreciation, gross borrowings of overseas branches increased by 3.5%, in rupee terms, from Rs. 731.10 billion at September 30, 2012 to Rs. 756.44 billion at September 30, 2013.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
	2012	2013	2013	2013/2012 % change
	(in million, except percentages)
Fee income (1)	Rs. 33,555.5	Rs. 37,865.3	JPY 68,157.5	12.8%
Income from treasury-related activities (2)	1,512.1	3,244.7	5,840.5	-
Dividend from subsidiaries	4,037.3	4,539.9	8,171.8	12.4
Other income (including lease income)	124.0	857.8	1,544.0	-
Total non-interest income	Rs. 39,228.9	Rs. 46,507.7	JPY 83,713.9	18.6%

(1)	Includes merchant foreign exchange income and margin on customer derivative transactions.
(2)	Includes profit/loss on sale of investments and revaluation of investments and foreign exchange gain/loss.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income including lease income. The increase in non-interest income by 18.6% from Rs. 39.23 billion in the six months ended September 30, 2012 to Rs. 46.51 billion in the six months ended September 30, 2013 was primarily on account of an increase in income from treasury-related activities, fee income and dividend income from subsidiaries.

Fee Income

Fee income primarily includes fees from forex and derivative products, fees from corporate clients such as loan processing fees and transaction banking fees and fees from retail customers such as loan processing fees, fees from credit cards business, account service charges and third party referral fees.

Fee income increased by 12.8% from Rs. 33.56 billion in the six months ended September 30, 2012 to Rs. 37.87 billion in the six months ended September 30, 2013 primarily due to an increase in income from loan processing fees, income from forex and derivative products, commercial banking fees and third party referral fees.

Profit/ (loss) on Treasury-Related Activities (net)

Net income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in our fixed income, equity and preference share portfolio, units of venture capital and security receipts.

Profit from treasury-related activities increased from a gain of Rs. 1.51 billion in six months ended September 30, 2012 to a gain of Rs. 3.24 billion in six months ended September 30, 2013. The gain from treasury-related activities of Rs. 3.24 billion in six months ended September 30, 2013 includes gain on government securities and other fixed income positions of Rs. 1.77 billion, profit on security receipts of Rs. 0.76 billion and other gains of Rs. 0.44 billion. The gain from treasury-related activities of Rs. 1.51 billion in the six months ended September 30, 2012 includes gain on government securities and other fixed income positions of Rs. 1.42 billion and reversal of mark-to-market losses on equity and preference portfolio of Rs. 0.19 billion, offset, in part, by mark-to-market provision on security receipts of Rs. 0.82 billion.

There was significant volatility in the Indian financial markets during the six months ended September 30, 2013. Yields on ten-year benchmark government securities declined from 7.95% at year-end fiscal 2013 to 7.5% at end-June 2013, providing opportunities for gains on fixed income investments. However, uncertainties about the U.S. Federal Reserve’s tapering of its quantitative easing programme and India’s high current account deficit triggered significant capital outflows, particularly during June and July 2013. The six months ended September 30, 2013 saw net outflows of approximately US$ 5.33 billion compared to net inflows of US$ 6.20 billion during the six months ended September 30, 2012. There was a sharp depreciation of the rupee vis-a-vis the U.S. dollar. In July 2013, the Reserve Bank of India announced several monetary measures to contain currency volatility by reducing domestic liquidity and increasing the cost at which liquidity was made available to the banking system. The yield on ten-year benchmark government securities increased sharply to 9.2% at August 19, 2013, before easing to 8.8% at end-September 2013. The increase in yields impacted treasury income in the three months ended September 30, 2013. For the six months ended September 30, 2013, the gain in government securities and other fixed income investments was Rs. 1.76 billion, compared to Rs. 1.42 billion in the six months ended September 30, 2012.

The Reserve Bank of India issued guidelines on August 23, 2013 giving the banks an option to distribute the net depreciation on the available for sale and held for trading portfolios during fiscal 2014 in equal installments. For the three months ended September 30, 2013, the net depreciation on these portfolios amounted to Rs. 2.79 billion. We have opted not to exercise this option and the entire depreciation has been charged to the profit and loss account. Further, the Reserve Bank of India has as a one-time measure permitted the banks to transfer statutory liquidity ratio securities from available for sale or held-for-trading category to held-to-maturity category. Accordingly, we transferred statutory liquidity ratio securities of Rs. 23.29 billion from available for sale or held-for-trading category to held-to-maturity category. We recognized a loss of Rs. 0.10 billion on the transfer of such securities.

We deal in credit derivative instruments including funded and non-funded obligations. There were no credit derivatives in funded instruments at September 30, 2013 and at September 30, 2012. Further, outstanding notional principal in non-funded instruments at September 30, 2013 was Rs. 0.10 billion as compared to Rs. 6.39 billion at September 30, 2012. During the six months ended September 30, 2013, there was a provision of Rs. 0.02 billion as compared to a reversal of provision of Rs. 0.07 billion in the six months ended September 30, 2012.

At September 30, 2013, we had an outstanding net investment of Rs. 9.69 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing loans compared to Rs. 14.26 billion at September 30, 2012. During the six months ended September 30, 2013, there was a gain of Rs. 0.76 billion on these security receipts compared to a loss of Rs. 0.82 billion in the six months ended September 30, 2012.

Dividend from Subsidiaries

Dividend from subsidiaries increased by 12.4% from Rs. 4.04 billion in the six months ended September 30, 2012 to Rs. 4.54 billion in the six months ended September 30, 2013. Dividend from subsidiaries includes dividend from ICICI Prudential Life Insurance Company Limited, ICICI Bank Canada and ICICI Home Finance Company Limited amounting to Rs. 2.10 billion, Rs. 1.35 billion and Rs. 0.80 billion in the six months ended September 30, 2013 (the six months ended September 30, 2012: Rs. 1.48 billion, Rs. 1.50 billion and Rs. 0.72 billion) respectively.

Other Income (including lease income)

Other income increased from Rs. 0.12 billion in the six months ended September 30, 2012 to Rs. 0.86 billion in the six months ended September 30, 2013, primarily due to higher profits on sale of properties.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2012	2013	2013	2013/2012 % change
	(in million, except percentages)
Employee expenses	Rs. 19,529.1	Rs. 19,609.8	JPY 35,297.6	0.4%
Depreciation on own property	2,201.0	2,594.7	4,670.5	17.9
Depreciation (net of lease equalization) on leased assets	181.4	154.5	278.1	(14.8)
Other administrative expenses	21,532.8	25,768.1	46,382.6	19.7
Total non-interest expenses	Rs. 43,444.3	Rs. 48,127.1	JPY 86,628.8	10.8

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 10.8% from Rs. 43.44 billion in the six months ended September 30, 2012 to Rs. 48.13 billion in the six months ended September 30, 2013.

Employee Expenses

Employee expenses increased by 0.4% from Rs. 19.53 billion in the six months ended September 30, 2012 to Rs. 19.61 billion in the six months ended September 30, 2013. Employee expenses increased primarily due to an increase in staff strength from 61,414 employees at September 30, 2012 to 69,602 employees at September 30, 2013 and higher salary on account of annual increments and promotions. This increase was partially offset by lower expenses on provision for retirement benefit obligations, due to higher yields on government securities, and variable compensation. The employee base includes sales executives, employees on fixed term contracts and interns.

Depreciation

Depreciation on owned property increased by 17.9% from Rs. 2.20 billion in the six months ended September 30, 2012 to Rs. 2.59 billion in the six months ended September 30, 2013 primarily due to an increase in our branch and ATM network.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 19.7% from Rs. 21.53 billion in the six months ended September 30, 2012 to Rs. 25.77 billion in the six months ended September 30, 2013. The increase in other administrative expenses was primarily due to an increase in our branch and ATM network. The number of branches and extension counters (excluding foreign branches and offshore banking units) increased from 2,772 at September 30, 2012 to 3,507 at September 30, 2013. We also increased our ATM network from 10,006 ATMs at September 30, 2012 to 11,098 ATMs at September 30, 2013. Direct marketing agency expenses increased from Rs. 1.36 billion in the six months ended September 30, 2012 to Rs. 2.31 billion in the six months ended September 30, 2013 reflecting higher disbursements in retail loans.

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.
	Six months ended September 30,
Particulars	2012	2013	2013	2013/2012 % change
	(in million, except percentages)
Provision for investments(including credit substitutes) (net)	Rs. 599.7	Rs. 68.8	JPY 123.8	(88.5)%
Provision for non-performing assets	8,346.1	11,173.3	20,111.9	33.9
Provision for standard assets	630.3	568.9	1,024.0	(9.7)
Others	161.8	368.8	663.8	-
Total provisions and contingencies	Rs. 9,737.9	Rs. 12,179.8	JPY 21,923.6	25.1%

Provisions are made by us on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off as required by the extant Reserve Bank of India guidelines. Provisions on retail non-performing loans are made at the borrower level in accordance with our retail assets provisioning policy, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The specific provisions on retail loans held by us were higher than the minimum regulatory requirement. In addition to the specific provision on non-performing assets, we maintain a general provision on performing loans and advances at rates prescribed by the Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at the higher of host country regulations requirement and the Reserve Bank of India requirement.

Provisions and contingencies (excluding provisions for tax) increased by 25.1% from Rs. 9.74 billion in the six months ended September 30, 2012 to Rs. 12.18 billion in the six months ended September 30, 2013. Provision for advances increased from Rs. 8.35 billion in the six months ended September 30, 2012 to Rs. 11.17 billion in the six months ended September 30, 2013. The increase in provisions was primarily due to higher provisions made on non-performing and restructured loans in the SME and corporate loan portfolio during the six months ended September 30, 2013.

The cumulative general provision on standard assets held at September 30, 2013 was Rs. 17.55 billion (September 30, 2012: Rs. 15.43 billion).

Our provision coverage ratio at September 30, 2013 computed as per the extant Reserve Bank of India guidelines was 73.1% (September 30, 2012: 78.7%).

Provisions for Restructured Loans and Non-performing Assets

We classify our loans and credit substitutes, in accordance with the Reserve Bank of India guidelines, into performing and non-performing loans. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets at the borrower level. The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard asset can be restructured by rescheduling principal repayments and/or the interest element, but must be separately disclosed as a restructured asset. Similar guidelines apply to restructuring of sub-standard and doubtful loans.

The Reserve Bank of India has issued a guideline revising the format of disclosures on restructured loans. The revised format requires us to disclose the movement of the borrower level outstanding in the borrower accounts whose loans were restructured. During the six months ended September 30, 2013, our restructured standard loans of 18 borrowers with a principal outstanding of Rs. 19.40 billion at September 30, 2013 as compared to loans of nine borrowers with a principal outstanding of Rs. 5.98 billion at September 30, 2012 (fiscal 2013: 23 borrowers with a principal outstanding of Rs. 18.14 billion at March 31, 2013). At September 30, 2013, there were 130 borrowers classified as standard with an aggregate outstanding of Rs. 75.86 billion whose loans had been restructured by us compared to 138 borrowers classified as standard with an aggregate outstanding of Rs. 48.87 billion at September 30, 2012 (At March 31, 2013: 174 borrowers classified as standard with an aggregate outstanding of Rs. 58.25 billion).

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At
	September 30, 2012	March 31, 2013	September 30, 2013	September 30, 2013	% change March 2013 to September 2013
	(in million, except percentages)
Gross non-performing assets	Rs. 100,508.8	Rs. 96,467.4	Rs.100,777.3	JPY 181,399.1	4.5
Provisions for non-performing assets	(79,127.5)	(74,124.3)	(73,711.7)	(132,681.1)	(0.6)

Net non-performing assets	Rs. 21,381.3	Rs. 22,343.1	Rs. 27,065.6	JPY 48,718.1	21.1%
Gross customer assets	3,322,132.1	3,600,038.7	3,775,408.1	6,795,734.6	4.9
Net customer assets	3,235,118.0	3,517,621.9	3,689,698.2	6,641,456.8	4.9
Gross non-performing assets as a percentage of gross customer assets	3.03%	2.68%	2.67%
Net non-performing assets as a percentage of net customer assets	0.66%	0.64%	0.73%

Gross non-performing assets increased by 4.5% from Rs. 96.47 billion at March 31, 2013 to Rs.100.78 billion at September 30, 2013. Our net non-performing assets increased from Rs. 22.34 billion at March 31, 2013 to Rs. 27.07 billion at September 30, 2013. The net non-performing assets to net customer assets increased from 0.64% at March 31, 2013 to 0.73% at September 30, 2013.

Gross non-performing assets increased by 4.5% from Rs. 96.47 billion at March 31, 2013 to Rs. 100.78 billion at September 30, 2013. The gross additions to gross non-performing assets during the six months ended September 30, 2013 was Rs. 22.17 billion as compared to Rs. 20.53 billion during the six months ended September 30, 2012. Non-performing assets amounting to Rs. 8.33 billion were upgraded/recovered during the six months ended September 30, 2013 as compared to Rs. 8.84 billion during the six months ended September 30, 2012. Non-performing assets amounting Rs. 9.54 billion were written-off during the six months period ended September 30, 2013 as compared to Rs. 6.81 billion during the six months ended September 30, 2012.

Our net non-performing assets increased from Rs. 22.34 billion at March 31, 2013 to Rs. 27.07 billion at September 30, 2013. The net non-performing assets to net customer assets increased from 0.64% at March 31, 2013 to 0.73% at September 30, 2013.

During the six months ended September 30, 2013, we sold two non-performing assets (other than fully written off cases) to an asset reconstruction company, with an aggregate gain over net book value of Rs. 267.4 million as compared to one non-performing asset (other than fully written-off cases) during the six months ended September 30, 2012, with an aggregate gain over net book value amounting to Rs. 0.3 million.

Tax Expense

The income tax expense (including wealth tax) increased by 32.9% from Rs. 13.98 billion in the six months ended September 30, 2012 to Rs. 18.58 billion in the six months ended September 30, 2013. The effective tax rate was 28.7% in the six months ended September 30, 2013 compared to the effective tax rate of 27.0% in the six months ended September 30, 2012.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2012	March 31, 2013	September 30, 2013	September 30, 2013	2013/2012 % change
	(in million, except percentages)
Cash and Cash Equivalents	Rs. 424,221.1	Rs. 414,175.2	Rs. 335,802.7	JPY 604,444.9	(20.8)%
Investments (1)	1,579,139.6	1,713,936.0	1,688,286.4	3,038,915.5	6.9
Advances	2,750,756.3	2,902,494.3	3,177,862.3	5,720,152.1	15.5
Fixed assets (including leased assets)	46,214.9	46,470.6	46,113.1	83,003.6	(0.2)
Other assets	311,612.6	290,870.7	387,013.9	696,625.0	24.2
Total assets	Rs. 5,111,944.5	Rs. 5,367,946.8	Rs. 5,635,078.4	JPY 10,143,141.1	10.2%

(1)
Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 23.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

The total assets increased by 10.2% from Rs. 5,111.94 billion at September 30, 2012 to Rs. 5,635.08 billion at September 30, 2013, primarily due to an increase in advances and investments. The net advances increased by 15.5% from Rs. 2,750.76 billion at September 30, 2012 to Rs. 3,177.86 billion at September 30, 2013. Investments increased by 6.9% from Rs. 1,579.14 billion at September 30, 2012 to Rs. 1,688.29 billion at September 30, 2013.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents decreased from Rs. 424.22 billion at September 30, 2012 to Rs. 335.80 billion at September 30, 2013 primarily due to a decrease in balances/deposits with other banks. The balances with the Reserve Bank of India decreased from Rs. 172.75 billion at September 30, 2012 to Rs. 148.87 billion at September 30, 2013 primarily due to a reduction in cash reserve ratio requirement by 50 basis points from 4.50% at September 30, 2012 to 4.00% at September 30, 2013.

Investments

Total investments increased by 6.9% from Rs. 1,579.14 billion at September 30, 2012 to Rs. 1,688.29 billion at September 30, 2013, primarily due to an increase in investment in government securities of Rs. 126.87 billion, pass through certificates of Rs. 54.38 billion and Rural Infrastructure Development Fund and other related investments in lieu of shortfall in directed lending requirements of Rs. 42.16 billion. The investment in mutual funds decreased by Rs. 41.26 billion, corporate bonds and debentures decreased by Rs. 61.33 billion and commercial paper and certificates of deposit decreased by Rs. 17.29 billion at September 30, 2013 compared to September 30, 2012. At September 30, 2013, we had an outstanding net investment of Rs. 9.69 billion in security receipts issued by asset reconstruction companies in relation to the sale of non-performing loans compared to Rs. 14.26 billion at September 30, 2012.

Advances

Net advances increased by 15.5% from Rs. 2,750.76 billion at September 30, 2012 to Rs. 3,177.86 billion at September 30, 2013. Net advances increased primarily due to an increase in domestic retail loans and the impact of depreciation in the value of the rupee on the loan portfolio of overseas branches, which remained flat in U.S. dollar terms. Net retail advances increased by 19.6% from Rs. 962.63 billion at September 30, 2012 to Rs. 1,150.89 billion at September 30, 2013. Net advances of overseas branches (including offshore banking unit), in U.S. dollar terms, increased by 0.7% from US$ 13.4 billion at September 30, 2012 to US$ 13.5 billion at September 30, 2013. Net advances of overseas branches (including offshore banking unit), in rupee terms, increased by 18.9% from Rs. 709.99 billion at September 30, 2012 to Rs. 844.07 billion at September 30, 2013 due to rupee depreciation from Rs. 52.86 per U.S. dollar at September 30, 2012 to Rs. 62.61 per U.S. dollar at September 30, 2013.

Fixed and Other Assets

Fixed assets (net block) decreased marginally from Rs. 46.21 billion at September 30, 2012 to Rs. 46.12 billion at September 30, 2013.

Other assets increased by 24.2% from Rs. 311.61 billion at September 30, 2012 to Rs. 387.01 billion at September 30, 2013. At September 30, 2013, we have presented mark-to-market on foreign exchange and derivatives trading transactions (including revaluation on outstanding funding swaps) and interest accrual on hedge swaps on a gross basis. Accordingly, the gross positive mark-to-market, amounting to Rs. 216.19 billion, has been included in other assets at September 30, 2013. Consequent to the change, other assets have increased by Rs. 141.39 billion at September 30, 2012. This was previously presented on a net basis and the net positive mark-to-market was recorded in ‘Other Assets’ and the net negative mark-to-market was recorded in ‘Other Liabilities’.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2012	March 31, 2013	September 30, 2013	September 30, 2013	2013/2012 % change
	(in million, except percentages)
Deposits	Rs. 2,814,382.0	Rs. 2,926,136.3	Rs. 3,090,461.5	JPY 5,562,830.7	9.8%
Borrowings (1)	1,353,901.3	1,453,414.9	1,453,561.8	2,616,411.2	7.4
Other liabilities	299,039.8	321,336.0	360,021.1	648,038.0	20.4
Total liabilities	4,467,323.1	4,700,887.2	4,904,044.4	8,827,279.9	0.1
Equity share capital	11,530.8	11,536.4	11,544.5	20,780.1	0.1
Reserves and surplus	633,090.6	655,523.2	719,489.5	1,295,081.1	13.6
Total liabilities (including capital and reserves)	Rs. 5,111,944.5	Rs. 5,367,946.8	Rs. 5,635,078.4	JPY 10,143,141.1	10.2%

(1)	Includes borrowings in the nature of capital instruments and redeemable non-cumulative preference shares.

Total liabilities (including capital and reserves) increased by 10.2% from Rs. 5,111.94 billion at September 30, 2012 to Rs. 5,635.08 billion at September 30, 2013, primarily due to an increase in borrowings and deposits. Deposits increased from Rs. 2,814.38 billion at September 30, 2012 to Rs. 3,090.46 billion at September 30, 2013. Borrowings increased from Rs. 1,353.90 billion at September 30, 2012 to Rs. 1,453.57 billion at September 30, 2013.

Deposits

Deposits increased by 9.8% from Rs. 2,814.38 billion at September 30, 2012 to Rs. 3,090.46 billion at September 30, 2013. Term deposits increased from Rs. 1,670.20 billion at September 30, 2012 to Rs. 1,751.38 billion at September 30, 2013, while savings deposits increased from Rs. 806.18 billion at September 30, 2012 to Rs. 935.35 billion at September 30, 2013 and current deposits increased from Rs. 338.00 billion at September 30, 2012 to Rs. 403.73 billion at September 30, 2013. The current and savings account deposits increased from Rs. 1,144.18 billion at September 30, 2012 to Rs. 1,339.08 billion at September 30, 2013. Total deposits at September 30, 2013 constituted 68.0% of our funding (i.e., deposits and borrowings, other than preference share capital).

Borrowings

Borrowings increased by 7.4% from Rs. 1,353.90 billion at September 30, 2012 to Rs. 1,453.57 billion at September 30, 2013. Borrowings increased primarily due to an increase in capital instruments borrowings, refinance borrowings and short-term borrowings, offset, in part, by a decrease in transactions with the Reserve Bank of India under liquidity adjustment facility and borrowings under collateralized borrowings and lending obligation. In USD terms, gross borrowings of overseas branches decreased from US$ 13.8 billion at September 30, 2012 to US$ 12.1 billion at September 30, 2013. In rupee terms, gross borrowings of overseas branches increased from Rs. 731.10 billion at September 30, 2012 to Rs. 756.44 billion at September 30, 2013.

Other Liabilities

Other liabilities increased by 20.4% from Rs. 299.04 billion at September 30, 2012 to Rs. 360.02 billion at September 30, 2013. At September 30, 2013, we have presented mark-to-market on forex and derivatives trading transactions (including revaluation on outstanding funding swaps) and interest accrual on hedge swaps on gross basis. Accordingly, the gross negative mark-to-market amounting to Rs. 191.62 billion has been included in other liabilities at September 30, 2013. Consequent to the change, other liabilities at September 30, 2012 have increased by Rs. 141.39 billion.

Equity Share Capital and Reserves

Equity share capital and reserves increased from Rs. 644.62 billion at September 30, 2012 to Rs. 731.03 billion at September 30, 2013 primarily due to accretion to reserves out of profit.

Statement of Cash Flow

Cash and cash equivalents decreased by 18.92% from Rs. 414.18 billion at March 31, 2013 to Rs. 335.80 billion at September 30, 2013 due to net cash outflow from investing activities and financing activities, offset, in part, by net cash inflow from operating activities. Cash and cash equivalents increased by 17.1% from Rs. 362.29 billion at March 31, 2012 to Rs. 424.22 billion at September 30, 2012 primarily due to net cash inflow from operating activities, offset, in part, by net cash outflow from investing activities and financing activities.

The net cash outflow from investing activities of Rs. 119.24 billion during the six months ended September 30, 2013 and Rs. 57.57 billion during the six months ended September 30, 2012 was primarily on account of purchase of held-to-maturity securities. The net cash outflow from financing activities of Rs. 25.39 billion during the six months ended September 30, 2013 was primarily on account of dividend payment. Net cash outflow from financing activities of Rs. 69.33 billion during the six months ended September 30, 2012 was primarily on account of repayment of borrowings and dividend payment.

During the six months ended September 30, 2013, the net cash inflow from operating activities of Rs. 49.55 billion was on account of profits for the period, increase in deposits, other liabilities and reduction in investments other than held-to-maturity investments, offset, in part, by increase in advances, other assets and payment of current tax. During the six months ended September 30, 2012, the net cash inflow from operating activities of Rs. 186.13 billion was primarily on account of profits for the period, increase in deposits and reduction in investments other than held-to-maturity investments, offset, in part, by increase in advances and payment of current tax.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

There has been no material change since the last ASR filed on September 30, 2013 for fiscal 2013.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 30, 2013 for fiscal 2013.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2013)
Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
1,275,000,000 equity shares of Rs. 10/- each	1,154,394,745 (1) shares	120,605,255 shares
15,000,000 shares of Rs. 100/- each (2)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

(1)	Excludes 111,603 shares forfeited.

(2)
Above shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Bank’s Articles of Association and subject to the legislative provisions in force at that time.

(ii)	Issued Shares

(At September 30, 2013)
Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 10 each	Ordinary shares	1,154,394,745 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 10 each
Registered shares, with par value of Rs. 10 million each	Preference shares	350 shares	Not applicable	Preference shares with a face value of Rs. 10,000,000 each
Total	-	1,154,395,095 (1) shares	-	-

(1)	Excludes 111,603 shares forfeited.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At November 30, 2013)
Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ (Decrease)1	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total shares outstanding as on April 1, 2013		1,153,581,715		11,535,817,150 (JPY 20,764,470,870)	-
During fiscal year 2014 (Up to November 30, 2013)	902,055	1,154,483,770	9,020,550 (JPY 16,236,990)	11,544,837,700 (JPY 20,780,707,860)	Allotment of 902,055 shares issued on exercise of options, under the Employee Stock Option Scheme 2000

(1)	Excludes 111,603 shares forfeited.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares.

(At November 8, 2013)
Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	C/O. ICICI Bank, Sms, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel,Mumbai - 400013	336.70	29.17%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	121.68	10.54%
Dodge and Cox International Stock Fund	Deutsche Bank Ag, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	32.36	2.80%
Europacific Growth Fund	JPMorgan Chase Bank N.A., India Sub Custody, 6th Floor, Paradigm B, Mindspace, Malad W,Mumbai - 400064	21.28	1.84%
Carmignac Gestion A/c Carmignac Patrimoine	HSBC Securities Services, 2nd Floor, "Shiv", Plot No. 139-140 B, Western Express Highway, Sahar Road Junction, Vile Parle (East), Mumbai - 400057	18.91	1.64%
Aberdeen Global India Equity (Mauritius) Limited	BNP Paribas House,6th Floor, 1 North Avenue Custody Operations Maker Maxity, BKC, Bandra East Mumbai-400051	18.08	1.57%

Centaura Investments (Mauritius) Pte Ltd	Citibank NA, Custody Services, 3rd Floor, Trent House, G Block, Plot No. 60, BKC, Bandra (East), Mumbai - 400051	14.02	1.21%
Merrill Lynch Capital Markets Espana S.A. S.V. (Custodian for participatory notes)	Citibank NA, Custody Services, 3rd Floor, Trent House, G Block, Plot No. 60, BKC, Bandra (East), Mumbai – 400051	13.19	1.14%
SBI Life Insurance Co. Ltd.	Natraj, 6th Floor, CTS No. 354 A, Andheri Kurla Road, Gundavali, Opp. W. E. Highway, Andheri (East), Mumbai - 400069	11.53	1.00%
Vanguard Emerging Markets Stock Index Fund, A series Of Vanguard International Equity Index Fund	Deutsche Bank Ag, Db House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	11.49	1.00%
Total	-	599.24	51.91%

2.	Trends in Stock Prices

Monthly High and Low Stock Prices of Shares for each of the Last Six Months ended September 30, 2013

National Stock Exchange of India Limited (NSE)
(in Rs.)
Month	April 2013	May 2013	June 2013	July 2013	August 2013	September 2013
High (yen)	1,177.35 (2,119.23)	1,231.95 (2,217.51)	1,154.60 (2,078.28)	1,079.10 (1,942.38)	914.20 (1,645.56)	1,036.25 (1,865.25)
Low (yen)	989.10 (1,780.38)	1,129.95 (2,033.91)	1,026.15 (1,847.07)	909.05 (1,636.29)	796.35 (1,433.43)	783.55 (1,410.39)

Bombay Stock Exchange Limited (BSE)
(in Rs.)
Month	April 2013	May 2013	June 2013	July 2013	August 2013	September 2013
High (yen)	1,177.45 (2,119.41)	1,232.75 (2,218.95)	1,153.60 (2,076.48)	1,079.20 (1,942.56)	913.00 (1,643.40)	1,036.90 (1,866.42)
Low (yen)	988.80 (1,779.84)	1,130.00 (2,034.00)	1,026.85 (1,848.33)	909.30 (1,636.74)	796.65 (1,433.97)	783.85 (1,410.93)

New York Stock Exchange (NYSE)

(ADS)
(in US$)
Month	April 2013	May 2013	June 2013	July 2013	August 2013	September 2013
High (yen)	46.82 (4,796.24)	48.39 (4,957.07)	44.25 (4,532.97)	38.96 (3,991.06)	33.06 (3,386.67)	34.77 (3,561.84)
Low (yen)	39.98 (4,095.55)	44.97 (4,606.73)	37.29 (3,819.99)	32.78 (3,357.98)	25.46 (2,608.12)	25.49 (2,611.20)

3.          Statement of Directors and Officers

There has been no material change since the last ASR filed on September 30, 2013 for fiscal 2013, except for the following:

Mr. Rakesh Jha has been appointed as Chief Financial Officer of ICICI Bank, effective October 25, 2013. Mr. N. S. Kannan was re-designated as Executive Director, effective  October 25, 2013.

Position	Name (Age)	Biography	Term	Number of Shares at November 29, 2013
Chief Financial Officer	Mr. Rakesh Jha (42)	Mr. Rakesh Jha is a graduate in engineering from the Indian Institute of Technology , Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 in the Planning & Treasury Department. Mr. Jha has worked across various functions including Strategy, Treasury, Planning and Budgeting, Financial Reporting, Taxation, MIS, Analyst and Investor relations and Liquidity Management and has been involved in a number of strategic assignments. He was Deputy Chief Financial Officer from 2007.	Regular employment	4,500

VI.	FINANCIAL CONDITION

The original English financial statements of ICICI Bank Limited (the "Bank") for the six-month period ended September 30, 2013 presented in this document are the same as included in the Form 6-K filed with the U.S. Securities and Exchange Commission on October 25, 2013, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These financial statements of the Bank were summary financial statements and extracted from the complete set of interim financial statements. The complete set of interim financial statements for the six-month period ended September 30, 2013 and September 30, 2012 were audited by S.R. Batliboi & Co. LLP, Chartered Accountants. Since the complete set of the audited financial statements were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.

The financial statements of the Bank are presented in Indian rupees. In preparation for Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1=¥ 1.80, which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 2, 2013.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.          Interim Financial Statements

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended September 30, 2012		Six months ended September 30, 2013
	Rs. crore	JPY mm	Rs. crore	JPY mm
Net interest income	6,564	118,152	7,864	141,552
Non-interest income	3,923	70,614	4,651	83,718
-Fee income	3,356	60,408	3,787	68,166
-Lease and other Income	416	7,488	540	9,720
-Treasury income1	151	2,718	324	5,832
Less:
Operating expense	4,344	78,192	4,813	86,634
Operating profit	6,143	110,574	7,702	138,636
Less: Provisions	974	17,532	1,218	21,924
Profit before tax	5,169	93,042	6,484	116,712
Less: Tax	1,398	25,164	1,858	33,444
Profit after tax	3,771	67,878	4,626	83,268

1.
The Bank has fully recognized the mark-to-market provisions of Rs. 279 crore (US$ 45 million) on its investment portfolio, and has not availed the option permitted by the Reserve Bank of India of recognising the same over three quarters. During Q2-2014, the Bank transferred SLR securities with face value of Rs. 2,311 crore (US$ 369 million) from AFS and HFT category to HTM category and has recognised a loss of Rs. 10 crore (US$ 2 million) resulting from the said transfer on account of the movement of yields till July 15, 2013.

2.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet
	September 30, 2013		March 31, 2013
	Rs. crore	JPY mm	Rs. crore	JPY mm
Capital and Liabilities
Capital	1,154	20,772	1,154	20,772
Employee stock option outstanding	6	108	4	72
Reserve and surplus	71,943	1,294,974	65,548	1,179,864
Deposits	309,046	5,562,828	292,614	5,267,052
Borrowings(includes subordinated debt) 1	145,356	2,616,408	145,341	2,616,138
Other liabilities	36,003	648,054	32,134	578,412
Total capital and liabilities	563,508	10,143,144	536,795	9,662,310

Assets
Cash and balances with Reserve Bank of India	18,751	337,518	19,053	342,954
Balance with banks and money at call and short notice	14,830	266,940	22,365	402,570
Investments	168,829	3,038,922	171,394	3,085,092
Advances	317,786	5,720,148	290,249	5,224,482
Fixed assets	4,611	82,998	4,647	83,646
Other assets	38,701	696,618	29,087	523,566
Total Assets	563,508	10,143,144	536,795	9,662,310

1.	Borrowings include preference share capital of Rs. 350 crore.
2.	Prior period figures have been regrouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2013		September 30, 2012		March 31, 2013
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
	(Unaudited)		(Unaudited)		(Audited)
Total income	37,367.43	672,613.74	35,249.14	634,484.52	74,204.40	1,335,679.20
Net profit	5,444.81	98,006.58	4,466.95	80,405.10	9,603.61	172,864.98
Earnings per share (EPS)
a) Basic EPS (not annualised for six months) (in Rs.) (in JPY)	47.18	84.92	38.75	69.75	83.29	149.92
b) Diluted EPS (not annualised for six months) (in Rs.) (in JPY)	46.91	84.44	38.58	69.44	82.84	149.11

2.	Other Information

(1)            Legal and Regulatory Proceedings

A number of litigation and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Bank is also subject to counterclaims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantially high, actual cost of resolving litigation may be substantially different from the provision held.

ICICI Bank held a total provision of Rs. 367.7 million at September 30, 2013 for 558 cases with claims totalling Rs. 1,538.7 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made. Of the provision made, Rs. 318.9 million is related to 553 cases with claims of Rs. 1,424.8 million and provision of Rs. 48.8 million is related to five cases with an amount of Rs. 113.9 million, which are the claims of sale proceeds received from the court against an undertaking.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At September 30, 2013, such claims amounted to a total of Rs. 12,959.4 million relating to 101 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. However, in one matter where the claim is Rs. 12,410.0 million, ICICI Bank had estimated a possible liability of Rs. 140.0 million and Rs. 12,270.0 million was considered as remote. Hence, Rs. 140.0 million was considered as the contingent liability for the matter. Accordingly, the total contingent liability is estimated at Rs. 689.4 million.

For cases where the possibility of an unfavorable outcome is deemed remote, ICICI Bank has not made a provision, nor did it include the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named ICICI Bank’s directors as co-defendants in lawsuits against ICICI Bank. There were 222 such cases at September 30, 2013.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against ICICI Bank in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on its results of operations, financial condition or liquidity.

At September 30, 2013, there were 59 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10.0 million or more, with an aggregate amount of approximately Rs. 79.74 billion (to the extent quantifiable and including amounts claimed jointly and severally from ICICI Bank and other parties). The following are litigations where the amounts claimed are Rs. 1.00 billion or higher:

•
The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.00 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure to Kingfisher Airlines Limited to a third party in June 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently, ICICI Bank believes the suit against it is not maintainable and has filed its written statement on October 8, 2013. The matter is now directed to be listed on January 20, 2014.

•
Sanghi Spinners India Limited was sanctioned various foreign currency loans between 1994 and 2002. The loans were secured by way of movable and immovable properties of Sanghi Spinners India Limited. Subsequently, ICICI Bank assigned its loans to Sanghi Spinners India Limited to Asset Reconstruction Company (India) Limited. After assignment of the debt, Asset Reconstruction Company (India) Limited revoked the restructuring package which was sanctioned to Sanghi Spinners India Limited in 2005 and initiated recovery proceedings. Sanghi Spinners India Limited filed a suit before the Bombay High Court alleging that there were delays in releasing the sanctioned facilities leading to heavy costs and losses in completing one of its projects. Sanghi Spinners India Limited also contended that the assignment of the debt to Asset Reconstruction Company (India) Limited was done without its consent and that the account was classified as a non-performing asset in violation of the Reserve Bank of India guidelines. Sanghi Spinners India Limited has in this suit claimed damages of Rs. 26.67 billion (along with interest) from, among others, Asset Reconstruction Company (India) Limited and ICICI Bank. ICICI Bank has filed its objections to the claims. Further, ICICI Bank has filed its written statement in the suit and has also preferred a notice of motion for dismissal of the suit as against ICICI Bank, on the grounds of limitation, among others. The other defendants have filed their written statements. The matter will be heard in due course.

•
On October 19, 2011, the revenue intelligence wing of the Government of Rajasthan sought information on the immovable properties transferred from Bank of Rajasthan to ICICI Bank pursuant to the merger of the Bank of Rajasthan with ICICI Bank. We provided the required information to the revenue intelligence wing. On November 9, 2011, ICICI Bank received a notice demanding payment of stamp duty and registration fees of Rs. 12.41 billion with regard to the merger without providing any details of how the demand had been computed. ICICI Bank duly responded to the notice by denying the liability on the basis that the merger was approved by the Reserve Bank of India by an order under the Banking Regulation Act, 1949 and there was no provision in the Rajasthan Stamp Act for payment of stamp duty on such order or any requirement for registration thereof. The Additional Collector (Stamps), Jaipur, issued a prosecution notice to ICICI Bank on March 14, 2012 for non-payment of stamp duty and non-registration of documents in relation to the immovable properties belonging to Bank of Rajasthan that had been transferred to ICICI Bank as a result of the merger. ICICI Bank sought an opinion from a legal counsel which confirmed that the order under the Banking Regulation Act, 1949 is not required to be stamped. ICICI Bank has filed a writ petition in the High Court of Jaipur challenging the demand notice and the notice for prosecution. The Additional Collector (Stamp) is scheduled to hear the matter on February 11, 2013. The High Court has not granted any stay based on ICICI Bank’s writ petition and the matter will be listed for hearing in due course.

•
In 1999, ICICI Bank filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 0.17 billion due from Esslon Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.00 billion against ICICI Bank and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. ICICI Bank has filed its reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which ICICI Bank has filed its reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, the Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 61.0 million in November 2002. We have filed our claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12.0 million. ICICI Bank has filed an affidavit before the official liquidator for disbursement of the amount and the official liquidator has released Rs. 9.0 million to the Bank and the balance amount will be disbursed after finalization of amounts due to the employees of Esslon Synthetics by the Company bench of High Court. Further, the guarantor has filed an insolvency proceeding before the insolvency court which is currently being opposed by the lenders, including ICICI Bank.

In addition, ICICI Bank has experienced rapid international expansion into banking in multiple jurisdictions, which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of ICICI Bank’s risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, ICICI Bank or its employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite its best efforts at regulatory compliance and internal controls, ICICI Bank, or its employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against ICICI Bank or its employees. In any such situation, it would be its policy to conduct an internal investigation, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including terminating their services.

ICICI Bank cannot predict the timing or form of any future regulatory or law enforcement initiatives, which ICICI Bank note are increasingly common for international banks. However, ICICI Bank expects to co-operate with any such regulatory investigation or proceeding.

Taxation

At September 30, 2013, ICICI Bank’s contingent tax liability was assessed at an aggregate of Rs. 35.01 billion, mainly pertaining to income tax and sales tax or value added tax demands by the government of India’s tax authorities for past years. ICICI Bank has appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in its own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, ICICI Bank has not provided for these tax demands for the six months ended September 30, 2013. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by ICICI Bank. Of the overall contingent tax liability of Rs. 35.01 billion:

•
Rs. 2.56 billion relates to sales tax or value added tax assessments where ICICI Bank is relying on favorable decisions in its own and other precedent cases and opinions from counsel. The disputed issues mainly pertain to taxes on interstate or import leases by various state government authorities with respect to lease transactions entered into by the Bank, value added tax imposed on the sale of repossessed assets and bullion-related matters whereby we are relying on a favourable decision in our own/other precedent cases and opinions from counsel.

•
Rs. 32.45 billion relates to appeals filed by ICICI Bank or the tax authorities with respect to assessments mainly pertaining to income tax, where ICICI Bank is relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

•
Rs. 10.68 billion relates to whether interest expenses can be attributed to earning tax-exempt dividend income. ICICI Bank believes that no interest can be allocated thereto as there are no borrowings earmarked for investment in shares/tax-free bonds and ICICI Bank’s interest free funds are sufficient to cover investments in the underlying shares. The Bank relies on a favorable opinion from counsel and favorable appellate decisions in similar cases.

•
Rs. 7.42 billion relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Bank relies on a favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of mark-to-market losses from business income.

•
Rs. 5.31 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, who believe that the lease transactions should be treated as loan transactions. The Bank relies on a favorable opinion from counsel and favorable appellate decisions in the Bank’s own case and other similar cases.

•
Rs. 2.69 billion relates to taxability of amounts withdrawn from the Special Reserve. ICICI Bank had maintained two special reserve accounts, including the Special Reserve created up to assessment year 1997-98. Withdrawals from this account were assessed as taxable by the tax authorities for the assessment years 1998 to 1999 to 2000 to 2001. ICICI Bank has received a favorable order in respect of the assessment year 1998 to 1999 and 1999 to 2000 but the income tax department has appealed against the favorable order.

Based on judicial precedents of its own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that its tax position will be sustained. Accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 20.63 billion pertaining to the deduction of bad debts and levy of penalties in respect of debatable issues where quantum is decided in its favor, which are pending before appellate authorities, as these liabilities are considered remote, since they are covered by Supreme Court (the highest court in India) decisions in other cases and therefore are not required to be disclosed as contingent liabilities.

(2)           Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2013 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“US GAAP”) and disclose net income and stockholders’ equity under US GAAP. Summarized hereunder are significant differences between the accounting policies under US GAAP and Japanese accounting principles.

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. In the United States of America, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account under US GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized over a period not exceeding 20 years. Also, goodwill is subject to an impairment test.

(4)	Share-based compensation

The Bank uses the fair value method to account for its employee stock-based compensation plans. ASC Topic 718 “Compensation - Stock Compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

In Japan, share options granted to employee as compensation are measured at fair value and the related cost is recognized as expense over the employee requisite service period. Corresponding amount is recorded in equity as subscription warrants until the share options are exercised or expires.

(5)	Loan origination fees

Under US GAAP, loan origination fees (net of costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair Value Measurements

In the United States, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to US GAAP for fair value measurement exist.

(8)	Other than temporary impairment

Under US GAAP, ASC 320 “Investments – Debt and Equity Securities” requires other-than-temporary impairment losses for debt securities to be recognized in earnings if an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis. However, even if an entity does not expect to sell a debt security and it is not more likely than not that the entity will be required to sell prior to recovery, the standard requires the entity to evaluate expected cash flows to be received and determine if a credit loss exists and to recognize the credit risk component of other-than-temporary impairment loss of a debt security in earnings and the non-credit risk component in other comprehensive income.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(9)	Defined Benefits

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under US GAAP, pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, similar accounting treatment is also required; however, the corridor approach is not allowed. Unrecognized prior service cost and unrecognized actuarial gains and losses are amortized periodically based on a certain method and charged to income. Also the difference between the PBO and the market value of plan assets is not recorded in the balance sheet, but instead is disclosed in the notes to the financial statements together with unrecognized gains and losses.

In addition, the Accounting Standard Board of Japan (ASBJ) Statement No. 26 "Accounting Standard for Retirement Benefit" and ASBJ guidance No. 25 "Guidance on Accounting Standard for Retirement benefit" were published in 17 May, 2012.  According to the standard, unrecognised prior year service cost as well as actuarial gains or losses which were previously off-balanced will be recognised in equity of the balance sheet. However, amortisation for the actuarial gains or losses has been continued in accordance with the previously defined accounting policy. This treatment will be effective at the end of annual periods beginning on or after 1 April, 2013 but earlier application is permitted from the beginning of annual period beginning on or after 1 April, 2013.

(10)	Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognized gains and losses which are not recognized in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(11)	Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. Summarized hereunder are significant differences between the accounting policies adopted by the Bank and Japanese accounting principles.

(1)	Principles of consolidation

Entities in which the Bank holds, directly or indirectly, more than 50.00% of the voting rights or where it exercises control, are fully consolidated. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities which operate under severe long-term restrictions that impair their ability to transfer funds to parents or an investing entity.

Under Japanese accounting principles, there is no concept of proportionate consolidation method. Japanese accounting principle is silent about consolidation of entities with lack of their ability to transfer funds to parents.

(2)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains or losses are recorded only if the Bank surrenders the rights to benefits specified in the securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. With effect from May 22, 2012, the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by the Reserve Bank of India. Net loss arising on account of the sell-down securitization and direct assignment of loan assets is recognized at the time of sale.

Under Japanese accounting principles, the transfer of loans is recognized as sales and the resulting gains or losses are recognized if derecognition requirements for financial assets under the financial component approach are met.

(3)	Share-based compensation

The Bank uses the intrinsic value based method to account for its stock-based employees compensation plans.

Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock on the date of grant over the exercise price.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(4)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognised directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(5)	Mark-to-market of securities

Bank carries the held to maturity securities at the acquisition/amortised cost. For available for sale and held for trading securities, net unrealized gains on investments by category are ignored and losses are charged to the profit and loss account, except for the Bank’s consolidated venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus. Any excess provision held for depreciation on available for sale and held for trading securities in excess of the required amount is credited to the profit and loss account and thereafter transferred to Investment Reserve Account (net of applicable taxes and statutory reserve requirements). Further, the provisions required to be created on account of depreciation in the available for sale and held for trading categories should be debited to the profit and loss account and an equivalent amount (net of tax benefit, if any, and net of consequent reduction in the transfer to Statutory Reserve), may be transferred from the Investment Reserve Account to the profit and loss account.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is acceptable to record unrealized losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(6)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(7)	Provisions for loan losses

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. For loans booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans booked in overseas branches, which are NPAs as per the extant Reserve Bank of India guidelines and as per the host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provision on homogeneous retail loans/receivables is assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by the Reserve Bank of India, which require a provision equal to the diminution in the fair value of the loan computed on a present value basis to be made at the time of restructuring.

In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans at rates prescribed by the Reserve Bank of India. For performing loans in overseas branches, the general provision is made at the higher of the host country regulations requirement and the Reserve Bank of India requirement.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(8)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact to the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and is accounted pursuant to the principles of hedge accounting under Indian GAAP. Hedged swaps are accounted for on an accrual basis.

Under Japanese accounting principles, all derivatives are mark-to-market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(9)	Impairment of fixed assets

Under Indian GAAP, fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognized by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Under Japanese accounting principles, when there is an indication of impairment and the gross amount of undiscounted future cash flows (based on a reasonable period within 20 years) is expected to be less than the carrying amount of the asset, the difference between the recoverable amount (the greater of the net selling price i.e. fair value less cost to sell, or the value in use i.e. continuing use of the asset and present value of the expected future cash flow derived from disposal of the asset) and the carrying amount is recorded as impairment.

(10)	Deferred tax

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognized.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(11)	Dividends

Dividends on common stock and the related dividend tax are recognized in the year to which they relate.

Under Japanese accounting principles, dividends are recognized upon approval at the annual general meeting.

(12)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities, is accounted for as goodwill.

(13)	Valuation and Recognition of debt and equity securities

The Bank follows the trade date method of accounting for purchase and sale of investments, except government securities where the settlement date method of accounting is followed in accordance with the Reserve Bank of India guidelines.

Under Japanese accounting principles, securities are initially recognized on the trade date basis or adjusted transferred date basis, depending on the holding purpose category. Under the adjusted transferred date basis, the change in fair value of the securities between trade date and settlement date is recognized in the case of purchased securities while such changes are ignored in the case of securities sold, as the extinguishment of the securities is recorded at the contracted price.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2013	filed on September 30, 2013

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.